Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information combines the individual historical unaudited results of TIAN RUIXIANG Holdings Ltd (“TRX”, “TIAN RUIXIANG”, or the “Company”) and Ucare Inc. (“Ucare”) adjusted to give effect to the June 30, 2025 merger of Ucare. The unaudited pro forma combined statements of income for the year ended October 31, 2024 and six months ended April 30, 2025 give effect to the merger as if it had occurred on November 1, 2023, respectively, and the unaudited pro forma combined balance sheet as of October 31, 2024 gives effect to the merger as if it had occurred on November 1, 2023.

The transaction accounting adjustments for the acquisition consist of necessary adjustments to account for the merger. The aggregate preliminary consideration paid by the Company in connection with the merger was 101,486,575 shares of newly issued Class A Ordinary Shares of TRX (the “Company Shares,” the “Merger Consideration”), which on June 30, 2025 were valued at $119.754.159. The assumptions and estimates for the preliminary adjustments to the unaudited pro forma combined financial information, are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial information.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial information does not purport to represent what our consolidated results of operation or consolidated financial condition would have been had the merger actually occurred on the dates indicated and does not intend to project the future consolidated results of operation or consolidated financial condition.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of October 31, 2024

			Transaction
	Historical		Accounting		Pro Forma
	TIAN RUIXIANG	UCARE	Adjustments	Notes	Combined
ASSETS
CURRENT ASSETS:
Cash	$297,288	$267,369	$(135,722)	c	$428,935
Restricted cash	698,949	—			698,949
Short-term investments	28,090,382	—			28,090,382
Accounts receivable	1,411,786	4,594,897			6,006,683
Note receivable	7,800,000	—			7,800,000
Note receivable - related party	1,370,741	—			1,370,741
Interest receivable	156,000	—			156,000
Due from related party	10,097	190,382			200,479
Prepaid assets and other receivable	—	964,951			964,951
Other current assets	86,150	162,478			248,628

Total Current Assets	39,921,393	6,180,077	(135,722)		45,965,748

NON-CURRENT ASSETS:
Right-of-use assets, operating leases, net	52,853	—			52,853
Note receivable	—	—			—
Property and equipment, net	4,948	—			4,948
Fixed assets, net	—	66,963			66,963
Deferred tax assets	—	934,464			934,464
Intangible assets			36,431,000	b	36,431,000
Goodwill			95,121,943	b	95,121,943

Total Non-current Assets	57,801	1,001,427	131,552,943		132,612,171

Total Assets	$39,979,194	$7,181,504	$131,417,221		$178,577,919

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Operating lease liabilities	$24,820	$—	$		$24,820
Taxes payable	732,849	263,494			996,343
Salary payable	910,675	1,451,471			2,362,146
Accrued liabilities and other payables	1,563,520	1,538,398	85,224	c	3,187,142
Loan payable	983,421	—			983,421
Due to related parties	1,703,421	207,171			1,910,592
Accounts payable	—	1,039,051			1,039,051
Contract liabilities	—	1,464,476			1,464,476
Short term loans	—	421,479			421,479

Total Current Liabilities	5,918,706	6,385,540	85,224		12,389,470

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	29,867	—			29,867
Loan payable	140,491	—			140,491
Long term loans	—	3,519,805	(2,150,000)	d	1,369,805

Total Non-current Liabilities	170,358	3,519,805	(2,150,000)		1,540,163

Total Liabilities	$6,089,064	$9,905,345	$(2,064,776)		$13,929,633

			Transaction
	Historical		Accounting		Pro Forma
	TIAN RUIXIANG	UCARE	Adjustments	Notes	Combined
MEZZANINE EQUITY:
Series A‑1 preferred shares ($0.0001 par value, 1,476,741 shares authorized; 1,476,741 shares issued and outstanding at October 31, 2024, and 2023)	$—	$1,696,586	$(1,696,586)	a	$—
Series A‑2 preferred shares ($0.0001 par value, 601,884 shares authorized; 601,884 shares issued and outstanding at October 31, 2024, and 2023)	—	848,279	(848,279)	a	—
Series B‑1 preferred shares ($0.0001 par value, 2,054,487 shares authorized; 2,054,487 shares issued and outstanding at October 31, 2024, and 2023)	—	2,434,918	(2,434,918)	a	—
Series B‑2 preferred shares ($0.0001 par value, 3,668,728 shares authorized; 3,668,728 shares issued and outstanding at October 31, 2024, and 2023)	—	5,046,942	(5,046,942)	a	—
Series B+ preferred shares ($0.0001 par value, 1,975,544 shares authorized; 1,975,544 shares issued and outstanding at October 31, 2024, and 2023)	—	2,864,849	(2,864,849)	a	—
Total mezzanine equity	—	12,891,574	(12,891,574)		—

TIAN RUIXIANG Holdings Ltd & UCARE Shareholders’ Equity:
Ordinary shares: $0.025 par value; 40,000,000 shares authorized;
Ordinary shares ($0.0001 par value, 490,222,616 shares authorized; 10,000,000 shares issued and outstanding at October 31, 2024, and 2023)	—	1,000	(1,000)	a	—
Class A ordinary shares: $0.025 par value; 36,000,000 shares authorized; 2,334,353 and 674,949 shares issued and outstanding at October 31, 2024 and 2023, respectively	58,359	—	2,537,164	b	2,849,239
			253,716	c
Class B ordinary shares: $0.025 par value; 4,000,000 shares authorized; 50,000 shares issued and outstanding at October 31, 2024 and 2023	1,250	—			1,250
Additional paid-in capital	48,760,856	31,837,949	(34,561,790)	a	188,924,494
			11,721,700	c
			129,015,779	b
			2,150,000	d
Subscription receivable		(1,000)	1,000	a	—
Accumulated deficit	(12,332,150)	(46,750,013)	46,750,013	a	(24,528,223)
			(12,196,073)	c
Statutory reserve	316,684	—			316,684
Accumulated other comprehensive loss	(2,915,271)	(703,351)	703,351	a	(2,915,560)
			(289)
Total TIAN RUIXIANG Holdings Ltd shareholders’ equity	33,889,728	(15,615,415)	146,373,571		164,647,884
Non-controlling interest	402	—			402
Total Equity	33,890,130	(15,615,415)	146,373,571		164,648,286
Total Liabilities, Mezzanine Equity and Shareholders’ Deficits	$39,979,194	$7,181,504	$131,417,221		$178,577,919

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Six Months Ended April 30, 2025

			Transaction
	Historical		Accounting		Pro Forma
	TIAN RUIXIANG	UCARE	Adjustments	Notes	Combined
REVENUE	$2,823,312	2,012,283	—		4,835,595
COST OF REVENUE	—	289,444	—		289,444
Gross Profit	2,823,312	1,722,839	—		4,546,151

OPERATING EXPENSES
Selling and marketing	4,491,649	650,798	—		5,142,447
General and administrative - professional fees	1,275,960	—	12,196,073	a	13,472,033
General and administrative - compensation and related benefits	182,963	—	—		182,963
General and administrative	103,731	637,900	—		741,631
Research and development expenses	—	569,661	—		569,661
Total Operating Expenses	6,054,303	1,858,359	12,196,073		20,108,735

INCOME (LOSS) FROM OPERATIONS	(3,230,991)	(135,520)	(12,196,073)		(15,562,584)

OTHER INCOME (EXPENSE)
Interest income (expense), net	616,882	(48,294)	—		568,588
Loss on settlement of payables – related parties	(257,558)	—	—
Other expense	(12,662)	(9,743)	—		(22,405)
Total Other Income (Expense), net	346,662	(58,037)	—		546,183

(LOSS) INCOME BEFORE INCOME TAXES	(2,884,329)	(193,557)	(12,196,073)		(15,016,401)

INCOME TAX EXPENSE	6,033	54,793	—		60,826

NET (LOSS) INCOME	$(2,890,362)	$(248,350)	$(12,196,073)		$(15,077,227)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	—	—		—

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,890,362)	$(248,350)	$(12,196,073)		$(15,334,785)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.31)		$(1.20)		$(0.79)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	9,300,741		10,148,658	b	19,449,399

COMPREHENSIVE LOSS:
NET LOSS	$(2,890,362)	$(248,350)	$(12,196,073)		$(15,077,227)
OTHER COMPREHENSIVE INCOME (LOSS)					—
Unrealized foreign currency translation gain (loss)	(598,083)	(217,383)	289		(815,177)
COMPREHENSIVE LOSS	(3,488,445)	(465,733)	(12,195,784)		(16,149,962)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(8)	—	—		(8)
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,488,437)	$(465,733)	$(12,195,784)		$(16,149,954)

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended October 31, 2024

			Transaction
	Historical		Accounting		Pro Forma
	TIAN RUIXIANG	UCARE	Adjustments	Notes	Combined
REVENUE	$3,219,336	5,392,700	—		8,612,036
COST OF REVENUE	—	559,311	—		559,311
Gross Profit	3,219,336	4,833,389	—		8,052,725

OPERATING EXPENSES
Selling and marketing	3,372,829	1,990,708	—		5,363,537
General and administrative - professional fees	934,732	—	12,196,073	a	13,130,805
General and administrative - compensation and related benefits	1,701,489	—	—		1,701,489
General and administrative	178,232	763,505	—		941,737
Research and development expenses	—	1,265,086	—		1,265,086
Impairment loss	1,677,301	—	—		1,677,301
Total Operating Expenses	7,864,583	4,019,299	12,196,073		24,079,955

INCOME (LOSS) FROM OPERATIONS	(4,645,247)	814,090	(12,196,073)		(16,027,230)

OTHER INCOME (EXPENSE)
Interest income (expense)	700,884	(79,601)	—		621,283
Other expense	(442)	(20,908)	—		(21,350)
Total Other Income (Expense), net	700,442	(100,509)	—		599,933

(LOSS) INCOME BEFORE INCOME TAXES	(3,944,805)	713,581	(12,196,073)		(15,427,297)

INCOME TAX EXPENSE	42,123	96,549	—		138,672

NET (LOSS) INCOME	$(3,986,928)	$617,032	$(12,196,073)		$(15,565,969)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(3)	—	—		(3)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,986,931)	$617,032	$(12,196,073)		$(15,565,972)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(2.42)		$(1.20)		$(1.32)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	1,646,378		10,148,658	b	11,795,036

COMPREHENSIVE LOSS:
NET LOSS	$(3,986,928)	$617,032	$(12,196,073)		$(15,565,969)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	766,585	(114,133)	289		652,741
COMPREHENSIVE LOSS	(3,220,343)	617,032	(12,195,784)		(14,799,095)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	8	—	—		8
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,220,351)	$617,032	$(12,195,784)		$(14,799,103)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transaction

On May 30, 2025, the Company and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a share exchange agreement (the “Agreement”) with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (“Ucare”), all shareholders of Ucare (the “Sellers”), and Mr. Wei Zhu serving as seller representative. Ucare, through its intermediate holding subsidiaries and PRC operating entities, is primarily engaged in developing innovative healthcare solutions that enables providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare’s issued and outstanding shares from the Sellers, in exchange for newly-issued class A ordinary shares (the “Class A Ordinary Shares”) of a par value of $0.025 each, of the Company (the “TRX Exchange Shares”). The exact number of TRX Exchange Shares to be issued, which is 101,486,575, is be calculated by dividing $150 million by the weighted average closing price of the Class A Ordinary Shares over the three-month period immediately preceding the date of the Agreement, which corresponds to a per-share price of $1.478. The TRX Exchange Shares to be issued to the Sellers will represent approximately 91.75% of the Company’s total issued and outstanding Class A Ordinary Shares and approximately 13.70% of total voting power of the Company immediately following completion of the transaction.

The TRX Exchange Shares will initially be held in escrow and subsequently released to the Sellers based on Ucare’s achievement of specified revenue-based performance targets. Specifically, the TRX Exchange Shares will be proportionally released from escrow based upon Ucare’s achievement of annual revenue targets over clearly defined evaluation periods during the 36 months following the closing date. If, by the end of the 36-month performance evaluation period, the cumulative revenue of Ucare does not reach or exceed RMB 150 million (approximately $20.6 million), any unreleased TRX Exchange Shares will automatically revert to the Company and be forfeited by the Sellers.

In addition, if Ucare generates net income and distributes such income to the Company during the performance periods, the Company may issue additional Class A Ordinary Shares (“Earn-Out Shares”) to certain designated earn-out recipients. The number of Earn-Out Shares is calculated as the earnings distribution amount multiplied by 15, divided by the weighted average closing price of the Company’s Class A Ordinary Shares over the three-month period preceding the end of the applicable performance period.

The completion of the transaction is subject to customary closing conditions, including, but not limited to, obtaining required regulatory approvals. The Agreement also includes “make-good” obligations, pursuant to which certain members of Ucare’s management team have agreed to compensate the Company in cash for any net losses incurred by Ucare during the performance evaluation periods. Additionally, the Agreement provides the Sellers with certain registration rights, allowing for the registration of their TRX Exchange Shares under specified conditions as detailed within the Agreement.

Upon closing, Ucare will become a wholly-owned subsidiary of VitaCare Limited and thereby an indirect wholly-owned subsidiary of the Company. Certain key management personnel, including Mr. Wei Zhu, Chief Executive Officer of Ucare, will continue to manage Ucare’s post-closing pursuant to conditions stipulated in the Agreement, and they will not assume any board or management positions within the Company.

The Agreement and the transactions contemplated thereby have been unanimously approved by the board of directors of the Company. In connection with the transactions, on December 27, 2024, and April 17, 2025, the Company entered into (i) a Financial Advisory Engagement Letter and (ii) Amendment No. 1 to the Financial Advisory Engagement Letter (collectively, the “Financial Advisory Agreements”) with a certain consultant (the “Consultant”). Pursuant to the Financial Advisory Agreements, the Company agreed to issue to the Consultant and/or its designees an aggregate of 10% of the TRX Exchange Shares issued by the Company in the transactions, as consideration for the Consultant’s financial advisory services in connection with the transactions. The shares to be issued to the Consultant and/or its designees will be issued in reliance on the exemption from registration provided by Regulation S and/or Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

On June 30, 2025, the Company closed the acquisition for a purchase price of 101,486,575 Shares of its Class A Ordinary Shares. On the same day, the Company issued an aggregate of 10,148,658 shares of its Class A Ordinary Shares, representing 10% of the TRX Exchange Shares, to the Consultant and/or its designees.

Note 2. Basis of Presentation

The unaudited pro forma combined balance sheet as of October 31, 2024 and the unaudited pro forma combined statement of incomes for the year ended October 31, 2024 and six months ended April 30, 2025 are based on the historical financial statements of TRX and the combined financial statements of Ucare. The unaudited pro forma combined balance sheet was prepared using the TRX condensed consolidated balance sheet, the Ucare combined balance sheet and gives effect to the transaction as if it had occurred on October 31, 2024. The unaudited pro forma combined statements of income were prepared using the TRX condensed consolidated statements of income, the Ucare combined statement of income and gives effect to the transaction as if it had occurred on November 1, 2023.

The unaudited pro forma combined financial statements were accounted for using the acquisition method in accordance with business combination accounting guidance as provided by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. Goodwill is recognized to the extent that the purchase consideration exceeds the assets acquired and liabilities assumed. The Company uses its best estimate to determine the fair value of the assets acquired and liabilities assumed. During the measurement period, which can be up to one year after the acquisition date, the Company can make adjustments to the fair value of the assets acquired and liabilities assumed, with the offset being an adjustment to goodwill.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial statements were based on Transaction Accounting Adjustments and do not reflect any operating efficiencies, synergies or cost savings that the Company may achieve, or any additional operating expenses that may be incurred with respect to the combined company.

The unaudited pro forma combined financial statements should be read in conjunction with: TRX’s audited financial statements included in its Annual Report on Form 20-F for the annual period ended October 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on July 7, 2025 (“TRX 20-F”).

Note 3. Estimated Merger Consideration and Preliminary Purchase Price Allocation

The transaction was accounted for as a business combination in accordance with ASC 805, and as such, assets acquired, liabilities assumed, and consideration transferred were recorded at their estimated fair values on the acquisition date. The fair value of the assets and liabilities in the unaudited pro forma combined financial statements are based upon a preliminary assessment of fair value and may change as valuations for certain tangible assets and intangible assets are finalized and the associated income tax impacts are determined. The Company expects to finalize the purchase price allocation as soon as practicable, but no longer than one year from the acquisition date.

The following table summarizes the preliminary allocation of the consideration paid for Ucare to the preliminary estimated fair value of the assets acquired and liabilities assumed at the acquisition date, with the excess recorded to goodwill.

Shares consideration (a)	$131,552,943
Total consideration	$131,552,943

Assets acquired:
Cash and cash equivalents	$244,019
Accounts receivable	4,371,598
Prepaid assets and other receivable	309,028
Inventories
Fixed assets, net	35,119
Right-of-use assets
Other non-current assets	863,007
Intangible assets-customer relationship	36,431,000
Goodwill (b)	96,266,492
Total assets acquired	138,520,263

Liabilities assumed:
Accounts payable	955,812
Other payables	2,492,922
Other payables - related party	12,872
Contract Liabilities	1,729,577
Long term debt	1,776,137
Total liabilities assumed	6,967,320
Estimated fair value of net assets acquired	$131,552,943

(a)	The total consideration includes 101,486,575 escrow shares valued at $1.18 per share. It also accounts for an expected earn-out share issuance valued at $27,766,005 and a reduction for a performance contingent liability of ($15,967,221)
(b)	The above purchase price allocation does not give effect to certain pro forma adjustments that were included in the unaudited pro forma condensed combined financial statements that would ultimately impact the purchase price allocation. For any proforma adjustments that were not captured within the closing balance sheet at the time the purchase price allocation was performed, an adjustment was made to goodwill.

The preliminary purchase price allocation above, which is as of the acquisition date of June 30, 2025, has been used to prepare the transaction accounting adjustments in the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income.

Note 4. Notes to Unaudited Pro Forma Combined Balance Sheet

The following is a description of the preliminary transaction accounting adjustments reflected in the unaudited pro forma combined balance sheet.

a.	Represents the elimination of the historical accumulated deficit of Ucare.
b.	Represents the issuance of 4,680,000 Class A ordinary shares in Escrow Account and the Goodwill adjustment reflects the purchase price paid in excess of the preliminary estimated fair value of assets acquired and liabilities assumed. See Note 3 for further details on the purchase price allocation and goodwill.
c.	Represents estimated non-recurring transaction costs of approximately $12,196,000 that were incurred by TRX subsequent to October 31, 2024.
d.	Represents payment of long term debt through issuance of shares

Note 5. Notes to Unaudited Pro Forma Combined Statement of Income

The following is a description of preliminary transaction accounting adjustments reflected in the unaudited pro forma combined statement of income.

a.	Represents estimated non-recurring transaction costs of approximately $12,196,000 that were incurred by TRX subsequent to October 31, 2024.
b.	The pro froma combined basic and diluted weighted average shares outstanding has been calculated using the historical weighted average shares outstanding of TRX ordinary shares and the additional 101,486,575 shares issued in connection with the merger for the six months ended April 30, 2025 and the year to date ended October 31, 2024.